EXHIBIT 3.3

SECOND AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT

THIS SECOND AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT (this “Second Amendment”) is entered into as of September 13, 2003, by Arden Realty, Inc., a Maryland corporation (“General Partner”), in its capacity as the sole general partner of Arden Realty Limited Partnership, a Maryland limited partnership (the “Partnership”).

RECITALS

WHEREAS, the Partnership was formed pursuant to an Agreement of Limited Partnership dated May 20, 1996, as amended and restated on October 9, 1996 by that certain Amended and Restated Agreement of Limited Partnership, as amended and restated again on September 7, 1999 by that certain Second Amended and Restated Agreement of Limited Partnership, and amended on July 24, 2000 by that certain Admission of New Partners and Amendment to Limited Partnership Agreement (collectively, the “Partnership Agreement”). All capitalized terms contained herein, unless otherwise defined herein, shall have the meanings provided in the Partnership Agreement.

WHEREAS, Section 7.3.C(3) of the Partnership Agreement provides that the General Partner has the exclusive power to amend the Partnership Agreement to reflect a change that is of an inconsequential nature and does not adversely affect the Limited Partners in any material respect; and

WHEREAS, the General Partner, acting pursuant to Section 7.3.C(3), desires to further amend the Partnership Agreement by this Second Amendment.

NOW, THEREFORE, the General Partner hereby amends the Partnership Agreement as follows:

1. Section 8.6.B of the Partnership Agreement is deleted in its entirety and is replaced by the following new Section 8.6.B:

“B. Notwithstanding Section 8.6.A above, if a Limited Partner has delivered to the General Partner a Notice of Redemption, then the Partnership may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of REIT Shares set forth in the Charter), elect to cause the General Partner to acquire some or all of the Tendered Units from the Tendering Partner in exchange for the REIT Shares Amount (as of the Specified Redemption Date) and, if the Partnership so elects, the Tendering Partner shall sell the Tendered Units to the General Partner in exchange for the REIT Shares Amount, and the General Partner shall sell the REIT Shares Amount to the Tendering Partner in exchange for the Tendered Units. In such event, the Tendering Partner shall have no right to cause the Partnership to redeem such Tendered Units. The Partnership shall promptly give such Tendering Partner written notice of its election, and the Tendering Partner may elect to withdraw its redemption request at any time prior to the acceptance of the cash or REIT Shares Amount by such Tendering Partner.”

2. In the event of any conflict between the Partnership Agreement and this Second Amendment, the provisions of this Second Amendment shall supersede any and all conflicting or different provisions contained within the Partnership Agreement. Except as expressly amended by this Second Amendment, the Partnership Agreement shall continue in full force and effect.

3. This Second Amendment shall be construed in accordance with the laws of State of Maryland, without regard to the principles of conflicts of law.

IN WITNESS WHEREOF, the General Partner in its capacity as the sole general partner of the Partnership has executed and delivered this Second Amendment.

ARDEN REALTY LIMITED PARTNERSHIP,
a Maryland limited partnership

By: Arden Realty, Inc.,
a Maryland corporation
Its: General Partner

By:	/s/ David A. Swartz

Name: David A. Swartz
Its: General Counsel and Secretary